POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's unaudited consolidated financial statements (including the notes thereon) for the quarter ended September 30, 2007 and with the Corporation's 2006 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2006, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of November 7, 2007.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, Points’ guidance for 2007 with respect to earnings (loss) before interest, amortization and other items (which management defines as "EBITDA") (defined below on Page 21, "Liquidity –Non-GAAP Measure - Earnings (loss) before interest, amortization and other items (“EBITDA”)"), objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections and other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, estimates or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such factors are referred to in the body of this MD&A and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the AIF filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Readers are cautioned that forward-looking statements are not guarantees of future performance.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

OVERVIEW OF POINTS' BUSINESS

Core Business – Points Solutions

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer loyalty program management portal, and a suite of Points.com Business Solutions (“PBS”) products available to loyalty program operators. The Corporation's business is primarily conducted over the internet (other than functions such as customer support), allowing its two primary types of customers (loyalty program operators and loyalty programs' consumers) to be virtually anywhere in the world.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online loyalty program management portal. At Points.com, consumers can Join, Earn, Buy, Gift, Share, Swap and Redeem miles and points with some of the world's leading loyalty programs and retail partners.

As at September 30, 2007, Points.com had partnered with 34 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 19 gift certificate or retail partners.

The Points.com Web site presents consumers with a personalized view of their loyalty program universe. Through this personalized view, Points.com is able to help consumers release more value from their favourite programs and "Get More Rewards, Faster™". This is accomplished by adding new mile- and point-management tools, such as ways to join new loyalty programs ("Join"), to purchase ("Buy", "Gift"), earn ("Earn"), transfer ("Share") and exchange ("Swap") miles or points in their favourite programs and to shop ("Redeem") with the program currencies that they have accumulated. Over time, the system will be driven by a Marketing Enterprise System that will use consumers' unique reward program information to suggest ("Suggest" or the "Suggestions") ways to Join, Buy, Earn, Share, Swap and Redeem their loyalty program currencies most effectively.

Points.com revenues are earned on a per transaction basis. Revenue is augmented by Points Gold membership fees (an annual fee for increased access to premium customer service, bonus loyalty currency of their choice, increased entries in contests and other ongoing benefits), fees charged to new participating loyalty program operators to participate in the Points.com Web site, and fees charged to tailor certain branding and Web site pages to more closely resemble the program operators’ own Web site.

Points.com Business Solutions (PBS)

At September 30, 2007, the Corporation had 100 PBS products in the marketplace. The PBS products installed include 82 products and 18 Partner Integration add-ons among the five Integrate Partners (see page 11, "PBS Growth" for more information). PBS products include the following suite of technologies:

Buy and Gift – facilitates the online sale and gift of miles, points and other loyalty program currencies;

Transfer – facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts within the same program;

Corporate – facilitates the sale of loyalty program currencies to corporate customers for use as a consumer or employee incentive;

Elite – facilitates the online sale of elite-tier status to members of loyalty programs;

AirIncentives – facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

Systems Design – custom applications developed for select large loyalty program partners; and

Integrate – functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

SIGNIFICANT BUSINESS DEVELOPMENTS IN THE THIRD QUARTER OF 2007
AND TO THE DATE HEREOF

1.	The Corporation and Delta Air Lines Extend Partnership

The Corporation and Delta Air Lines, Inc. renewed their relationship for an additional three years to September 1st , 2010. The renewed relationship reflects a more comprehensive partnership where the Corporation takes on a principal role and accepts greater responsibility in the operation of the Buy, Gift and Transfer miles programs available to Delta’s SkyMiles® customers.

2.	The Corporation Announces a New Partnership with British Midland Airways (BMI), Adding New Mileage Services for BMI’s Diamond Club Members

On November 1st , 2007, the Corporation announced it had partnered with BMI and will provide an online solution for Diamond Club Members who wish to Buy or Gift points. With this new partnership, the Corporation will take a principal role in the operations, marketing, and commercial transaction support for these new products.

3.	The Corporation Announces a New Partnership with Choice Hotels, Expanding its’ Hotel Offerings and Driving New Alliances with the Reseller Model

On October 2, 2007, the Corporation announced it had partnered with Choice Hotels International to enhance Choice Hotels rewards program – Choice Priviledges. The Corporation will provide an online solution for the Choice Priviledges ® Rewards Program Members who wish to Buy or Gift points. With this new partnership, the Corporation will take a principal role in the operations, marketing, and commercial transaction support for these new products.

REVENUE RECOGNITION POLICIES

Points categorizes its revenue in three ways. First, Principal revenue is any revenue that is not Commission revenue or Interest revenue, as defined below, and includes: Points.com membership dues, partner sign-up fees, technology design, development and maintenance revenue, hosting and management fees, reseller revenue where Points assumes credit and/or inventory risk (i.e. acts as a principal), and PBS membership revenue. Principal revenue has been recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee (“EIC-123”) of the CICA Handbook, “Reporting Revenue Gross as a Principal versus Net as Agent”. Second, Commission revenue is any commissions earned that are calculated as a percentage of a transaction or a fixed dollar value per transaction. Commission revenue has been recorded in accordance with EIC-123 of the CICA Handbook. Third, Interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

Based on these categorizations, the revenue recognition policies for the suite of Points Solutions are as follows:

Points.com:

The Corporation earns revenue from Points.com in three principal ways. First, a commission is earned for certain activities (e.g. Swap, Redeem and Earn) performed by Points.com members. Points.com charges a commission on all Swap and Redeem transactions based on the value of the loyalty currency tendered for exchange by the loyalty program member. Through the Swap and Redeem models, the participating loyalty program sets a value on the currency tendered for "sale." Based on this valuation, a percentage is remitted to Points.com and the remaining balance is used to purchase the currency of another participating loyalty program. A transaction commission is also earned each time a registered user completes an Earn transaction on Points.com. The actual commission earned will vary based on the affiliate program. Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords Points.com members benefits not available to registered users who have not purchased memberships. Third, Points.com may earn a partner sign-up fee when a partner joins Points.com.

  Swap and Redeem commissions are a percentage of the exchanged value and are recognized net of costs as the services are provided under the terms of related contracts. (Categorized as Commission revenue)

  Earn commissions are recognized net of costs as the services are provided under the terms of related contracts. (Categorized as Commission revenue)

  Points.com membership dues received in advance of services are recognized over the term of service. Throughout 2006 and the first three quarters of 2007, subscription fees for the Points.com Gold Membership were $4.95 per month and $49.95 annually. The Corporation may test different subscription rates and benefits packages in 2007, which may result in subscription fees that differ from the above pricing. (Categorized as Principal revenue)

  Partner sign-up fees for initial set-up costs are recognized on a percentage-of-completion basis and will be fully recognized when the program becomes available as a partner on the Points.com Web site. (Categorized as Principal revenue)

Points.com Business Solutions (PBS):

The Corporation earns revenue from PBS in five primary ways:

  Reseller revenue on the sale of loyalty program points, where the Corporation takes on a principal role in the operations, marketing and commercial transaction support and where the Corporation assumes credit and/or inventory risk in providing that revenue are recorded when the loyalty currency has been credited to the loyalty customer account. (Categorized as Principal revenue)

  Commissions from the sale of loyalty program points or other related loyalty program products where the Corporation has entered into an agreement to earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each sale are recorded as the services are provided. (Categorized as Commission revenue)

  Technology design and development revenues are recorded on a "percentage-of-completion" basis. (Categorized as Principal revenue)

  Hosting and management fees are recognized in the period these services are provided. (Categorized as Principal revenue)

  PBS membership revenue (Travel Club) is a combination of Web site maintenance and monthly program management fees recognized in the period of service, as well as a profit share per membership sold, recorded in the period of sale. (Categorized as Principal revenue)

Other

The Corporation earns interest revenue on the cash flows created through the operation of the Points Solutions. (Categorized as Interest revenue)

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by the growth of membership in and use of the suite of Points Solutions.

Growth in the number of individual members using Points.com is driven by three factors that contribute to increased Web site traffic and the ease with which a consumer can join Points.com to conduct transactions. These factors are Web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points.com Growth" on page 10 hereof.

Growth in PBS will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "PBS Growth" on page 11 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 15 hereof.

RESULTS OF OPERATIONS – REVENUES

Overview

	For the three months ended			For the nine months ended

Revenues	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006

Principal(1)	$4,633,171	$2,359,559	$719,794	$9,233,018	$2,579,522
Commissions(1)	2,473,098	2,234,788	2,068,930	7,691,164	5,649,831
Interest income(1)	250,537	167,876	49,186	461,387	174,282

Total Revenue	$7,356,806	$4,762,223	$2,837,910	$17,385,569	$8,403,635

(1) See REVENUE RECOGNITION POLICIES – page 5.

Revenue for the quarter ended September 30, 2007 was $7,356,806 representing an increase of $2,594,583 (54%) over the quarter ended June 30, 2007, and an increase of $4,518,896 (159%) over the third quarter of 2006. The Corporation attributes a large portion of its revenue growth to its new and renewed relationships whereby the Corporation takes on a principal role in a combination of the Buy Miles, Gift Miles and Transfer Miles program. To date, the Corporation has renewed and expanded two of its’ existing relationships and added four new relationships to its reseller model.

Principal revenue accounted for 63% of the revenue. Compared to the second quarter of 2007, Principal revenue increased by $2,273,612 (96%), but adjusting for the impact of the weakening U.S. dollar would increase revenue a further $233,233 (10%). Commission revenue accounted for 34% of the revenue. Compared to second quarter of 2007, Commission revenue increased by $238,310 (11%), but adjusting for the impact of the weakening U.S. dollar would have increased a further $112,373 (6%). Interest income accounted for the remaining approximately 3%. For additional information see "Revenue Growth" on page 10. Interest income increased 49% from the quarter ended June 30, 2007. See "Other Factors Contributing to Revenue Growth – Interest Income" on page 14 for additional information.

A substantial portion of Points' revenue is generated through the provision of PBS products for loyalty programs by way of reseller revenues from the sale of loyalty program points, transaction fees or commissions paid to Points by the operators of the loyalty programs, and fees charged directly to the loyalty program member for the provision of certain services where the Corporation is the principal in the transaction.

For the nine month period ended September 30, 2007, there are three customers that individually represent greater than ten percent of the Corporation’s consolidated revenues. In aggregate, the three customers represent approximately 67% of the Corporation’s consolidated revenues. Two customers individually represented greater than ten percent of consolidated revenues in the nine-month period ended September 30, 2006 (51% in aggregate). In addition, as at September 30, 2007, 61% (September 30, 2006 – 60%) of the Corporation's deposits are attributable to these customers. The two customers included in 2006 are included in the 2007 amounts.

In the third quarter of 2007, approximately 98% of the Corporation's revenues were recurring revenues (management considers revenues from monthly management fees, membership fees, transaction fees or commissions and interest to be recurring) and 2% were from non-recurring sources (management considers one-time web development, loyalty program sign-up fees and integration fees to be non-recurring). For the second quarter of 2007, approximately 90% were recurring revenues and 10% were from non-recurring sources. For the third quarter of 2006, approximately 93% were recurring revenues and 7% were from non-recurring sources. Recurring revenues (aggregate revenues and percentage of operating revenues) were higher than the prior year and prior quarter as the Corporation realizes the positive impact on recurring revenue of the previous year’s expanded sales of new and existing PBS products and as the Corporation’s Principal revenues grow with the expanded focus on the reseller model.

	For the three months ended			For the nine months ended

Revenues	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006

Recurring revenues
(including interest income)	$7,212,056	$4,299,084	$2,643,518	$16,432,337	$7,630,741
Non-recurring revenues	144,750	463,139	194,392	953,232	772,893

Total Revenue	$7,356,806	$4,762,223	$2,837,910	$17,385,569	$8,403,634

The Corporation’s operations are not significantly influenced by seasonality except for one period of time during the year in which growth slows or declines and one period in which a certain product is active and generates revenue:

  One partner’s Elite product is only available to their loyalty programs' consumers from late January to mid April with most of the activity occurring during February and March.

  In addition, during July and August, the Corporation experiences a slight decline in activity as fewer consumers are online transacting miles and points. This modest decline (per product) has occurred in each of the past three years.

Revenue Growth

Revenue growth has historically been and will continue to be generated by the growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs. During the third quarter of 2007, no new partners joined Points.com. On the PBS side, several new partner relationships or products were executed or launched during the quarter including Icelandair, ATA and Choice Hotels. Additionally, the Corporation has renewed its’ relationship with Delta Air Lines. Effective September 1st, 2007, Delta Air Lines and the Corporation has renewed the relationship for an additional three years. The renewed relationship sees the Corporation taking on a more active responsibility operating the PBS products - Buy Miles, Gift Miles, and Transfer Miles programs. In 2007, to the date hereof, the Corporation has, excluding partnerships announced, contracts with two new partners to join Points.com, four partners have signed contracts for the purchase of four new products.

Partner Summary – Total Number of Partners(1)		As at

	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006

Number of Partners on Points.com(2)	53	53	51

Number of Partners with Points.com Business
Solutions	25	22	22

Cumulative Points Transacted (000,000s)	30,992	28,435	21,052

Notes:

(1)

A "partner", for the purposes of Points.com, is a loyalty program operator that has agreed to allow its members to join the Points.com portal and engage in one or more types of transactions on the Points.com portal or is a retail business that has agreed to allow purchases to be made on the Points.com portal for certain of its retail products using loyalty program currency. A "partner", for the purposes of Points.com Business Solutions, is a loyalty program operation that has acquired one or more of the technologies offered from the Points.com Business Solutions suite of technologies and continues to have Points.com operate the product. As at September 30, 2007, 14 operators were partners in both Points.com Business Solutions and Points.com.

(2)	On September 30, 2007, Points.com partners included 34 loyalty program operators and 19 gift certificate programs.

Points.com Growth

Currently, the Points.com business model is dependent on the number of registered users acquired per period, the number of registered users completing a Swap, Redeem, Earn, Buy, or Share transaction (referred to herein as "transacting user(s)"), the number of transactions completed per transacting user, the total number of miles or points transacted per individual transaction and the mix of loyalty program partners available to consumers.

The number of registered users acquired per period is a function of the Corporation's partner and third-party marketing activities. The number of new registered users in the three months ended September 30, 2007 was only marginally greater than the same period in 2006 due to the Corporation’s decision to scale-back marketing spend while the Corporation works on enhancing its offering to users. The number of new registered users in the three months ended September 30, 2007 grew by 7% versus the previous quarter as a result of more efficient and productive marketing promotions launched during the quarter. The Corporation will continue to launch a more robust offering through new products in the fourth quarter of 2007 which, along with additional marketing spend, should increase the number of registered users in the fourth quarter of 2007 and the first quarter of 2008. See page 18 "Marketing and Communications" for a more detailed explanation. The Corporation will continue to focus its marketing spend in 2007 on partner marketing.

	For the three months ended			For the nine months ended

Points.com metrics as at	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006

New registered users	77,503	72,317	77,462	233,691	329,558
Total registered users(1)	1,762,429	1,685,786	1,407,849	1,762,429	1,407,849

Note:

(1)	Total registered users consist of the number of registered users at the beginning of the period plus new registered users for the period less users who have deregistered during the period.

The number of transacting users and the number of transactions are driven by two factors:

  Web site usability and enhancements; and

  Marketing (merchandising, awareness and brand).

Beginning in 2007, an additional element of targeting was introduced to the Points.com marketing mix. Since the Corporation’s ultimate economics are more significantly effected by the number of miles or points transacted than the number of transactions and in concert with the focus on generating additional transactions, the Corporation is now focusing resources on targeting higher value users in its base. Higher value users are defined as those users with larger balances of miles/points in their accounts. Average transaction size is anticipated to increase as a result.

PBS Growth

Each Web site or Web site component created as a part of a PBS offering has been designed with the relevant partner's look and branding. Points has begun to take a principal role in certain transactions conducted directly with certain loyalty program’s members. Continuing to develop this principal activity is a main focus of the Corporation and is the foundation of much of the new business development activity now underway. Additionally, Points has seen continuous growth in the transactions conducted through these products since each launch and management expects this trend to continue for new and existing PBS products. In addition, Points has recently engaged in discussions with a select group of partners to apply its online marketing and other "best practices" to stimulate increased transaction activity on the partners' sites (i.e., the sites run and hosted by Points). The initial objective is to increase transaction revenues for select products with select partners in 2007 by incorporating the Corporation's subject matter expertise and merchandising experience. The Corporation has begun implementing several initiatives with the aforementioned partners and products.

	Sep. 30,	Jun. 30,	Sep. 30,
Points.com Business Solutions metrics as at	2007	2007	2006

Total Unique Partners	25	22	22

Total Points.com Business Solutions(1,2)	82	74	65

Note:

(1)	Each Web site or Web site component created and maintained by Points.com is one "Points.com Business Solution."

(2)	The September 30, 2007 unique partners and Points.com Business Solutions totals, includes all partners and products launched as of this date.

Points.com Business Solutions	Sep. 30,	Jun. 30,	Sep. 30,
Number of Products as at	2007	2007	2006

Buy	21	18	16

Gift	21	18	15

Transfer	11	9	8

Corporate	11	11	11

Elite	2	2	2

Systems Design	6	6	6

Integrate partners(1)(2)	5	5	5

Auction	4	4	1

Travel Club	1	1	1

Total Points.com Business Solutions	82	74	65

Notes:

(1)	Each Integrate partner will have third parties integrated into its technology platform.

(2)	There are 18 existing partner integration add-ons among the five Integrate partners as at September 30, 2007.

Sources of Revenue Growth

Approximately 97% of the Corporation's revenue in the third quarter of 2007 (approximately 96% in the second quarter of 2007 and 98% in the third quarter of 2006) was generated through its Points Solutions, which have two primary types of growth: growth and increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. The remaining 3% of revenues is interest income. The following table indicates the split between existing and new Points Solutions and excludes revenues from interest income.

Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow year-over-year through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees charged directly to the loyalty program member or commissions from the loyalty program operators and as the products continue to grow, Points expects to continue to derive significant revenues from its existing products.

Revenue from existing Points Solutions went from $4.09 million in the second quarter of 2007 to $6.84 million in the third quarter of 2007 (compared to $1.98 million in the third quarter of 2006). The increase can be attributed primarily to the renewed relationships in the year with two existing partners under the reseller model and to a smaller degree, organic growth across the Corporation’s existing products.

New Contracted Points Solutions

Selling additional Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner. Revenues from new Points Solutions decreased from $500,431 in the second quarter of 2007 to $264,045 in the third quarter of 2007. The decrease in new revenues versus the second quarter was mainly as a result of higher non-recurring revenues in the second quarter associated with product launches that were in development during that period. $144,000 (12%) of the new revenues in the third quarter of 2007 were non-recurring revenues compared to $463,000 in the second quarter of 2007.

The Corporation added 8 new products in the third quarter of 2007, and the total number of products placed with partners increased from 74 (in the second quarter of 2007) and 65 (in the third quarter of 2006) to 82. In addition, 18 third-party integration add-ons have been implemented with the 5 Integrate partners. Management expects that growth in 2007 will continue to be from a combination of North American and international partners.

Management believes that the suite of Points Solutions is applicable to all large loyalty program partners and will continue to focus business development resources on both sales of new products to current partners and sales to new partners. Management is continuing to focus on expanding the Points.com partnership base in 2007 across various loyalty markets. In particular, Points will continue to focus on contracting reward programs in the financial services, gaming, hotel, retail, and online categories throughout 2007.

Projected revenues for 2007 attributed to the deployment of new Points Solutions are more difficult to project than growth in existing Points Solutions. Future revenue growth is still substantially dependent upon new contracts for the suite of Points Solutions products. While management expects continued business development success, there is no certainty that the Corporation will continue its past success at acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income; fluctuations in foreign exchange rates; and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $250,537 in the third quarter of 2007, compared with $167,876 in the second quarter of 2007. In the third quarter of 2006 interest income was $49,186. The increase in interest income relative to prior periods is a function of higher balance of funds invested at higher yields. Funds continue to be invested in short-term and money market instruments. Points' short-term investments are valued quarterly at the lower of cost or market value. At September 30, 2007, the Corporation's investments were earning interest between 4.00% and 6.55% .

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S. / Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 95% of the Corporation's revenues are in U.S. dollars and the remaining 5% are split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar revenues will not decrease significantly in the near future. Therefore, if the U.S. dollar continues to depreciate against the Canadian dollar, it will affect the ability and/or timing of the Corporation to become profitable. In the third quarter of 2007, approximately 38% of the Corporation's general and administration expenses were in Canadian dollars and 62% were U.S. dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

In the third quarter of 2007, the average FX Rate (US$1.0 = C$1.047) used to translate revenues and expenses into Canadian dollars has continued to decline. For the impact of the foreign exchange rate on the Corporation’s revenues, see "Results of Operations – Revenues, Overview" on page 8 hereof.

	For the three months ended			For the nine months ended

U.S. / Canadian FX Rates
	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006

Period Start	1.059	1.156	1.120	1.166	1.166
Period End	0.993	1.059	1.114	0.993	1.114
Period Average	1.047	1.100	1.129	1.102	1.129

Growth of the Loyalty Program Industry

The proliferation of loyalty programs in North America and around the world has been a phenomenon of the new millennium. Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles than an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, the "frequent flyer facts" section of the Web site of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs, writes:

"Loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members." (sic)

RESULTS OF OPERATIONS – EXPENSES

General and Administration Expenses

Expenses increased by 43% relative to the second quarter of 2007 and increased 102% versus the third quarter of 2006. Material changes in expenses will be described in each section below.

	For the three months ended			For the nine months ended

EXPENSES	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006

General and Administration Expenses
Employment Costs(1)	$2,029,465	$2,054,054	$1,797,845	6,213,461	6,552,808
Direct PBS Costs(2,5)	3,273,533	1,023,242	-	5,312,110	-
Technology Services(3)	237,037	217,153	255,645	733,741	846,955
Marketing and Communications	546,818	410,614	623,560	1,306,105	1,885,532
Sales Commission and Related Exp.(5)	399,835	373,578	186,710	1,239,855	586,630
Other(4)	718,725	958,429	704,321	2,387,060	2,128,799

Total	$7,205,415	$5,037,070	$3,568,080	$17,192,332	$12,000,724

Notes:

(1)	Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

(2)	Direct PBS Costs include any direct costs related to generating revenue directly from loyalty program members via Points Solutions or fulfilling redemption of certain Points Solutions product offerings. For more information on revenues associated with this cost see, “Overview of Points’ Busines – Points.com Business Solutions” on page 3, and “Results of Operations – Revenues –

Points.com Business Solutions” on page 6.

(3)	Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(4)	Other expenses include travel, professional fees, insurance, office rent, office expenses and regulatory expenses.

(5)	Certain costs previously categorized as sales commission and related expenses have been recategorized to the Direct PBS cost grouping for June 30th,2007 and the nine month period ended September 30, 2007.

As the Corporation continues to increase loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. Management has made revenue growth of the underlying business as the highest priority while continuing to be diligent about controlling costs and capital expenditures. Compared to the second quarter of 2007, General and Administration Expenses increased $2.2 million due primarily to increased Direct PBS Costs. Taking into account the weakening U.S. dollar would increase these expenses a further $226,000 (11%).

Employment Costs

Employment costs decreased by 1% relative to the second quarter of 2007 and increased 13% versus the same period of last year. The increase in employment costs are in line with the increased headcount which grew from 64 at the end of September 2006 to 76 at the end of September 2007.

These costs include the expense for stock-based compensation issued to employees in accordance with CICA Handbook Section 3870. The increase in employee stock option costs versus the third quarter of 2006 is related to options granted to new and existing executives and one new Board member. The cost of stock options is included in employment costs as follows:

	For the three months ended			For the nine months ended

	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006

Employee Stock Option Expense	$153,398	$160,259	$63,576	$451,203	$270,776

As at September 30, 2007, the Corporation had 76 full-time employees.

		As at

Full-Time Headcount(1) by Department	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006

Technology	32	30	28

Finance and Administration	17	17	14

Business Development & Account Management	13	11	10

Marketing and Customer Service	14	14	12

Total(2)	76	72	64

Notes:

(1)	Headcount includes active employees and contractors covering a leave of absence for full-time positions within the department.

(2)	In addition to the full-time positions employed, the Corporation had 18 short-term contractors on staff at September 30, 2007.

Direct PBS Costs

Direct PBS costs were introduced in the first quarter of 2007 and relate to any direct cost of generating revenue directly from the loyalty program members via the PBS products or fulfilling redemption of certain PBS product offerings. See “Revenue Recognition Policies – Points.com Business Solutions (PBS)” on page 7 hereof for a description of the revenue that these costs are associated with. The third quarter direct PBS costs grew by $2.2 million to $3.27 million, an increase of 220% over the second quarter of 2007 as a result of the Corporation taking on a more active role as a reseller. These costs include the direct costs of miles and points transacted under the reseller model. The Corporation expects these costs to continue to grow in line with revenue growth as it takes on a more active role as a reseller and expands and grows its Principal revenues.

Technology Services

Technology services expenses increase in increments based on business growth, product performance and hardware and software operating capacity. As technology services costs are a function of the number of partners and Points Solutions products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure, leading to an increase in transactional volume, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. In the third quarter of 2007, technology services costs were 9% higher than the previous quarter. Technology services costs have decreased by 7% versus the same period in 2006 mainly as a result of the weakening U.S. dollar. A large portion of the Corporation’s technology services costs are incurred in U.S. dollars. Management expects these costs to grow marginally for the balance of 2007 with the continued expansion of Points Solutions.

Marketing and Communications

Marketing costs in the third quarter of 2007 increased by $136,204 (33%) over the second quarter and decreased $76,742 (12%) versus the third quarter of 2006. The increase in marketing costs over the second quarter is as a result of increased costs related to marketing of the Corporation’s PBS products. During 2006, the Corporation broadened its marketing initiatives to include trials of off-line advertising. The results of these tests were less effective at driving registered users and transacting users than the marketing channels available through its partners and at a significantly higher cost per transacting user. Due to the off-line marketing results, the Corporation reduced the level of its variable and discretionary marketing expenditures during the third quarter of 2006. The marketing and branding foundation built in 2005 and 2006 has made it possible to effectively execute efficient and productive promotions with partners. Advertising expenditures are now focused on partner marketing initiatives, increasing the number of placements on partner sites and the effectiveness of existing placements. In addition, the Corporation has begun marketing initiatives, in certain cases at its own cost, to grow PBS revenues. Marketing of PBS products accounted for 61% ($335,343) of the total marketing expenditures in the third quarter of 2007 versus 41% ($166,780) in the second quarter of 2007.

Sales Commissions and Related Expenses

Sales commissions and expenses in the third quarter of 2007 have increased by $26,257 (7%) over the previous quarter and increased $213,125 (114%) from the third quarter of 2006. Sales commissions are primarily related to PBS and will continue to vary according to partners contracted and growth of existing products. The majority of the year-over-year increase is due to PBS revenue increasing year-over-year and the increased responsibility the Corporation has taken on with respect to certain products. A large portion of the increase relates to credit card fees incurred by the Corporation in offering these products. Management expects sales commissions and expenses to increase throughout 2007 through growth in existing and new PBS business contracted.

Other Operating Expenses

Other operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Other operating expenses in the third quarter of 2007 decreased by $239,704 (25%) over second quarter of 2007 and increased $14,404 (2%) over third quarter of 2006. The third quarter decrease over the second quarter is primarily a result of decreased professional fees associated with consulting services related to SOX compliance and lower travel costs during the quarter.

RESULTS OF OPERATIONS – NON-CASH EXPENSES

Forward-looking statements contained in this section with respect to future expenses of the Corporation are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. See "Forward-Looking Statements" on page 1 hereof for safe harbour provisions. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortization expense.

Amortization Expenses

The Corporation recorded amortization expenses of $777,586 in the third quarter of 2007 compared to $776,972 in second quarter and $821,821 in the third quarter of 2006. There were no significant changes in amortization expense compared to prior periods. This is consistent with the moderate levels of capital spending over the same time frame. Amortization expenses are outlined in the following table:

	For the three months ended			For the nine months ended

Amortization Expense	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006

Deferred Costs	$132,925	$132,925	$160,663	$398,774	$426,512

Intangible Assets	202,037	202,037	226,696	606,110	680,089
Property, Plant and
Equipment	442,625	442,011	434,462	1,345,087	1,246,575

Total	$777,586	$776,972	$821,821	$2,349,971	$2,353,176

Other Non-Cash Expenses Foreign Exchange Loss (Gain)

The foreign exchange loss (gain) arises from re-valuing certain balance sheet accounts (e.g., U.S. dollar denominated cash and short-term investments and U.S. dollar denominated deposits). Each quarter, certain balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain balance sheet accounts, a strengthening U.S. dollar will lead to an FX gain while a weakening U.S. dollar will lead to an FX loss. During the nine months ended September 30, 2007, cash decreased by $3.2M as a result of the foreign exchange impact from cash held in other currencies. This decrease was offset by a positive $3.3M exchange impact on non-cash balances related to operations, primarily comprised of a decrease in deposits. The net effect for the nine-month period was an unrealized exchange gain of $100K.

For the quarter ended September 30th 2007, cash decreased by $1.7M as a result of the foreign exchange impact from cash held in other currencies. This decrease was offset by a positive $1.4M exchange impact on non-cash balances related to operations, primarily comprised of a decrease in deposits. The net effect for the nine-month period was an unrealized exchange loss of $282K.

Management believes that the non-cash FX loss (gain) makes the Corporation's business performance more difficult to discern and has therefore moved the non-cash charge (or gain in some periods) below the earnings (loss) before interest, amortization and other items line of the financial statements.

Interest on Convertible Debentures / Interest on Preferred Shares

On April 12, 2006, Points’ 8% Unsecured Convertible Debentures automatically converted into approximately 18.9 million common shares. As a result, accrued interest on the principal amount of the Debentures ceased to be payable. In 2006 up to the date of conversion, interest on the outstanding principal amount of the Debenture accrued at 8% per annum.

Interest on the Series Two Preferred Share and the Series Four Preferred Share (collectively the “Preferred Shares”) accrues on the principal amount at 7% per annum. The Preferred Shares mature on March 31, 2013. See "Preferred Shares" on page 25 hereof for additional information.

RESULTS OF OPERATIONS – EARNINGS AND SHAREHOLDERS' EQUITY

Loss

The Corporation reported a net loss of $1,179,891 for the third quarter of 2007, compared with a net loss of $1,648,007 for second quarter of 2007 and $1,887,612 in the third quarter of 2006.

Shareholders' Equity

The shareholders' equity declined from ($5,164,813) at June 30, 2007 to ($5,525,175) at September 30, 2007. The reduction was the result of the net loss for the period of $1,179,891 and offset by the conversion of options into stock of the Corporation and warrants exercised during the quarter.

Loss Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 117,811,964 common shares for the nine month period ended September 30, 2007, compared with 117,016,359 common shares for the six month period ended June 30, 2007 and 103,097,915 common shares for the nine month period ended September 30, 2006.

The Corporation reported a net loss of $0.01 per share for the quarter ending September 30, 2007, compared with a net loss of $0.01 per share for the quarter ending June 30, 2007 and $0.02 for the quarter ending September 30, 2006. For the comparable periods, the impact on the loss per share of the fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). Therefore, in accordance with GAAP, fully diluted loss per share is not provided. The fully diluted calculation would have otherwise included common shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire common shares.

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash flow to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. Earnings (loss) before interest, amortization and other items is seen by management as a key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of PBS and to Points.com, revenues are expected to grow, resulting in increased liquidity.

Non-GAAP measure – Earnings (loss) before interest, amortization and other items (“EBITDA”)

Management recognizes that the earnings (loss) before interest, amortization and other items, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. The basis for determining employee bonuses is based on achieving an EBITDA target determined by the Board of Directors.

For the quarter ending September 30, 2007, the Corporation's EBITDA was $151,391 . This compares with negative EBITDA of ($274,846) for the quarter ending June 30, 2007 and a negative EBITDA of ($730,170) for the quarter ending September 30, 2006. For the nine months ending September 30, 2007, the Corporation’s EBITDA was $193,237 compared to a negative EBITDA of ($3,597,089) for the same period in 2006. Management expects to achieve positive EBITDA for fiscal year 2007. See "Forward-Looking Statements" on page 1 hereof for safe harbour provisions.

Reconciliation of EBITDA to Cash Flows Provided By (Used In) Operating Activities

	3 Month Period		9 Month Period

FOR THE PERIODS ENDED SEPTEMBER 30	2007	2006	2007	2006

EARNINGS (LOSS) BEFORE INTEREST, AMORTIZATION AND OTHER
ITEMS ("EBITDA")	$151,391	$(730,170)	$193,237	$(3,597,089)
Capital tax, interest and loss on short-term investment	$24,482	$(60,564)	$(44,169)	$(71,478)
Foreign exchange loss (gain)	$(300,722)	$2,399	$(605,676)	$(240,650)
Employee stock option expense	$153,398	$63,576	$451,203	$270,776
Changes in non-cash balances related to operations	$(424,568)	$2,480,745	$6,268,060	$2,494,174
Unrealized foreign exchange loss (gain)	$282,905	$(24,637)	$(101,134)	$261,709

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	$(113,114)	$1,731,348	$6,161,521	$(882,558)

Cash, Cash Equivalents, Short-Term Investments and Current Assets

The Corporation had cash, cash equivalents and short-term investments of $28,036,752 at September 30, 2007, compared to $24,689,040 at December 31, 2006.

As at	Sep. 30, 2007	Dec. 31, 2006

Cash, Cash Equivalents and Short-Term Investments	$28,036,752	$24,689,040

Accounts Receivable	2,018,987	2,310,253

Prepaids and Sundry Assets	1,957,565	2,124,925

Total Current Assets	$32,013,304	$29,124,218

Cash, cash equivalents, and short-term investments increased by $3,347,712 compared to December 31, 2006. The increase in cash, cash equivalents, and short-term investments relative to the previous year-end is primarily related to the increase in deposits and partially offset by the negative effect of foreign exchange rates and capital expenditures for the period. See “Current Liabilities” on page 24 hereof for growth in cash, cash equivalents, and short-term investments attributed to deposits and accounts payable.

Cash from Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are currently due to expire within 12 months from the date of this MD&A. Assuming that the market price of the common shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities would increase cash by approximately $181,187. Assuming the exercise in full of these securities, issued and outstanding common shares would increase by 260,370 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at September 30, 2007

Security Type	Expiry Date	Number	Strike Price	Proceeds

Points International Ltd. Options	2/16/2008	65,000	0.22	$14,300
Points International Ltd. Options	4/29/2008	17,500	0.87	$15,225
Points International Ltd. Options	08/19/2008	18,000	0.95	$17,100
Points International Ltd. Options	9/24/2008	11,000	1.00	$11,000
Points International Ltd. Warrants	4/4/2008	148,870	0.83	$123,562

Total		260,370		$181,187

Subsequent to quarter end, and as at November 7, 2007, the following securities have been exercised or expired:

Security Type	Date	Number	Strike Price	Proceeds

Points International Ltd. Options - exercised	10/09/2007	25,000	1.12	$28,000
Points International Ltd. Options - exercised	10/09/2007	11,667	1.37	$15,984
Points International Ltd. Options - exercised	10/09/2007	21,046	0.85	$17,889
Points International Ltd. Options - exercised	10/09/2007	10,665	0.74	$7,892
Points International Ltd. Options - exercised	10/19/2007	1,670	0.25	$418

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation's business and the corresponding cash flows.

Ability to Fund Future Growth

The Corporation had cash flows provided by (used in) operating activities after changes in non-cash balances related to operations of $6,161,521 in the first nine months of 2007 compared to ($882,558) in the first nine months of 2006. The cash flow increase is primarily attributable to an increase in deposits from four partners and an improvement in revenue net of cash expenses for the first nine months of 2007.

The Corporation expects to be EBITDA positive for the 2007 fiscal year, however, it has never had a positive net income quarter in its operating history.

Property, Plant and Equipment

The Corporation reported a decrease in net book value of property, plant and equipment in the nine months ending September 30, 2007 primarily due to amortization exceeding the additions during the period. The additions of $537,007 in the first nine months of 2007 include capitalized employment costs for Points.com and costs related to the development of PBS products during the year. See "Capital Resources – Planned Capital Expenditures" on page 26 hereof for additional information. Management continues to make controlling the Corporation's technology costs a priority.

Additional capitalized development costs associated with the technology of the Corporation will increase property, plant and equipment and the corresponding amortization in 2007 and beyond.

As at
	Sep. 30, 2007	Dec. 31, 2006

Furniture and equipment	202,001	220,980

Computer equipment	279,644	262,065

Software	409,205	476,248

Technology Development Costs	993,470	1,638,434

Leasehold improvements	241,838	336,511

Total Plant, Property and Equipment	$2,126,158	$2,934,238

Goodwill

Goodwill originated from the acquisition of the MilePoint business assets in 2004. In accordance with CICA Handbook section 3062, “Goodwill and Other Intangible Assets”, impairment is assessed annually by the Corporation at the fiscal year-end. As a result, there is no change in this item in the current period.

Current Liabilities

Current liabilities at September 30, 2007 were $26,987,720 compared with $24,535,576 at December 31, 2006. The increase compared to the previous year-end is primarily related to the increase in partner deposits.

Through arrangements with partner loyalty programs such as those for Buy and Corporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned by Points, are included in deposits until remitted to the partner. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences growth with existing partners and establishes new partner relationships.

Current Liabilities as at	Sep. 30, 2007	Dec. 31, 2006

Accounts payable and accrued liabilities	1,834,944	3,342,868

Deposits	25,138,405	21,159,193

Current portion of loan payable	14,371	33,515

Total Current Liabilities	$26,987,720	$24,535,576

In each period, the accounts payable and accrued liabilities account includes an accrual for projected employee bonuses to be paid in February of the following year, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has increased from $4,588,642 at December 31, 2006 to $5,025,584 at September 30, 2007. See pages 22 through 25 hereof for additional information regarding the Corporation's current assets and current liabilities. Management expects that, through the growth of its products and its ability to control costs, working capital will improve in the remainder of 2007. See "Risks and Uncertainties” on page 30 hereof for additional information. Furthermore, the cash payments relating to the Preferred Shares occur in 2013. Management considers its working capital position to be sufficient to meet both its current obligations and near-term (1-5 years) obligations. See “Long-Term Liabilities and Commitments” on page 25 and 26 hereof for more information.

Long-Term Liabilities and Commitments

	Payments due by period
Future Obligations (000,000s)
	(aggregate amount for multi-periods)

		5 Years	3-5
	Total	or		1-3 Years	1 Year
		Greater	Years

Series Two Preferred Share
(non-cash expense until repayment)	21.08	15.86	1.74	2.61	0.87
Series Four Preferred Share
(non-cash expense until repayment)	5.39	3.95	0.48	0.72	0.24
Loan Payable	0.01	-	-	-	0.01
Operating Leases(1)	2.59	-	-	1.70	0.89
Partner Purchase Commitments(2)	0.51	-	-	0.09	0.42

Total Contractual Obligations	$ 29.58	$ 19.81	$ 2.22	$ 5.12	2.43

Notes:

(1)	Includes technology services commitments and hardware and software operating leases.

(2)	Includes mileage purchase and co-marketing commitments.

Elements of the foregoing table are explained in more detail in the following sections.

Preferred Shares

Unless the Preferred Shares have been converted at the option of the holder, Points will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Preferred Share Change of Control").

In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) $12,400,000 for the Series Two Preferred Share and $3,454,611 for the Series Four Preferred Share plus (B) a return on that subscription price equal to 7% per annum calculated on a daily basis from the date of issue of the applicable Preferred Share to the date on which the applicable Preferred Share is redeemed and (ii) the product of the number of underlying shares and the greater of (A) the weighted average closing price of the common shares on the principal stock exchange on which the common shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Preferred Share Change of Control, and (B) the fair market value of the consideration paid per common share in the transaction resulting in the Preferred Share Change of Control.

Upon the occurrence of an event that is a Preferred Share Change of Control, Points may not have sufficient cash to pay the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered such a payment unless the transaction provided for such payment.

Operating Leases

The operating leases primarily relate to specific office technology and technology service commitments.

CAPITAL RESOURCES

Planned Capital Expenditures

Total capital expenditures in 2007 are expected to be under $1 million which would include capitalized development, acquired hardware and software, and leasehold improvements. Capitalized development costs are expected to make up the majority of the total expenditure in the 2007 fiscal year. The Corporation will continue to fund 2007 capital expenditures from its working capital.

OUTSTANDING SHARE DATA

As at the date hereof, the Corporation has 119,694,899 common shares outstanding, one Series Two Preferred Share and one Series Four Preferred Share. Subject to anti-dilution adjustment, the Series Two Preferred Share is convertible into 24,028,016 common shares and the Series Four Preferred Share is convertible into 5,411,434 common shares.

As of the date hereof, the Corporation has outstanding options exercisable to acquire up to 7,525,276 common shares. The options have exercise prices ranging from $0.22 to $2.02 with a weighted average exercise price of $1.15. The expiration dates of the options range from February 16, 2008 to October 9th, 2012.

Points International Ltd.’s subsidiary, Points.com Inc., has no outstanding options exercisable to acquire common shares of Points.com Inc. The previously remaining options were exercised in the second quarter of 2007.

As of the date hereof, the Corporation has outstanding warrants exercisable to acquire up to 148,870 common shares. The warrants have an exercise price of $0.83. The expiration date of the warrants is April 4, 2008.

The following table lists the common shares issued and outstanding as at November 7, 2007 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

		Proceeds on	Liability

	Common Shares	Exercise	Reduction (1)

Common Shares Issued & Outstanding	119,694,899

Convertible Securities

Series Two Preferred Share	24,028,016	-	16,279,478

Series Four Preferred Share	5,411,434	-	4,059,168

Broker warrants	148,870	123,562	-

Points International Ltd. stock options	7,527,776	8,639,765	-

Sub-Total Convertible Securities	37,116,096	8,763,327	20,338,646

Fully Diluted	156,810, 995	$8,763,327	$20,338,646

Securities Excluded from Calculation

Options available to grant from ESOP (2)	258,533		n/a

Note:

(1)	Liability reduction reflects the value outstanding on the balance sheet as at September 30, 2007.

(2)	On June 14, 2006, the shareholders and the TSX approved the amendment to the Employee Stock Option Plan, whereby the maximum number of common shares issuable under the Stock Option Plan was increased by 3,851,458 options. The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted.

SUMMARY OF QUARTERLY RESULTS

The following summary of quarterly results has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

Summary of Quarterly Results (Unaudited)

Loss per
Quarter Ended	Revenues	Net Loss	share(1)

September 30, 2007	$ 7,356,806	($1,179,891)	( $0.01)
June 30, 2007	$ 4,762,223	($ 1,648,007)	($ 0.01)
March 31, 2007	$ 5,266,540	($ 811,048)	($ 0.01)
December 31, 2006	$ 3,843,054	($ 617,183)	($ 0.01)
September 30, 2006	$ 2,837,910	($ 1,887,611)	($ 0.02)
June 30, 2006	$ 2,726,251	($ 3,150,690)	($ 0.03)
March 31, 2006	$ 2,839,473	($ 2,251,212)	($ 0.02)
December 31, 2005	$ 2,522,704	($ 2,852,022)	($ 0.03)

Note: (1) In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

DISCLOSURE CONTROLS AND EFFECTIVENESS

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal controls include those policies and procedures that are relevant to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, provide reasonable assuarance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and assure prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the annual or interim financial statements of the Corporation.

Management assessed the design effectiveness of internal control over financial reporting as at December 31, 2006. Based on this assessment, management concluded that as at December 31, 2006, internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as at December 31, 2006.

For the nine month period ended September 30, 2007, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is likely to materially affect, the Corporation’s control over financial reporting.

CRITICAL ACCOUNTING POLICIES, CHANGES IN ACCOUNTING POLICIES AND
OFF-BALANCE SHEET ARRANGEMENTS

These items are substantially unchanged as discussed in the Corporation’s MD&A for the year ended December 31, 2006 as contained in the Corporation’s 2006 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective January 1, 2007, the Corporation adopted the recommendations of the CICA Handbook Section 1530 “Comprehensive Income”; Section 3855 “Financial Instruments – Recognition and Measurement”; and Section 3861 “Financial Instruments – Measurement, Disclosure and Presentation of Financial Assets, Financial Liabilities and Non-Financial Derivatives”.

Comprehensive Income

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. This includes unrealized gains or losses relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations. The Corporation had no such comprehensive income or loss item for the nine months ended September 30, 2007.

Financial Instruments

Under the new standards, all financial instruments are classified into one of five categories. On adoption of the new standards, the Corporation designated all its financial assets as short-term investments or loans and receivables. Accounts payable, accrued liabilities and deposits are classified as other liabilities. The company did not have any available-for-sale nor held-to-maturity instruments during the nine months ended September 30, 2007. The adoption of the standard did not have an impact on the net loss reported for the nine months ended September 30, 2007.

RISKS AND UNCERTAINTIES

Industry Risks

The Corporation and the majority of its partners operate in the travel industry in North America. The ability of the Corporation’s partners to continue to drive commercial activity to their businesses will be integral in generating loyalty miles/points to their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, revenue is transactional in nature and dependent on the number and size of these transactions.

There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions. The Corporation attempts to mitigate this risk through diversification into other business verticals and expansion of its loyalty partner base to Europe and Asia. These alternate business verticals include financial services, land-based retail and online retail.

Business Risks

Lack of profitability

The Corporation has never had a profitable quarter in its operating history and may never have a profitable quarter. Net loss for the three months ended September 30, 2007 was $1,179,891 ($3,638,946 for nine months ended September 30, 2006).

Limited financial resources

On April 4, 2005, the Corporation announced the closing of a transaction to issue 18,134,300 common shares to a group of accredited investors and to issue to Points Investments, Inc., an affiliate of IAC/InterActiveCorp, one Series Four Preferred Share (collectively, the "Private Placement Transaction"). Total proceeds for the common shares issued and the Series Four Preferred Share issued in the Private Placement Transaction were $12.4 million and $3.45 million respectively.

Notwithstanding the Private Placement Transaction, the financial resources of the Corporation continue to be limited. For 2006, the Corporation reported total revenues of $12,246,689 and cash flows provided by operating activities of $3,002,906. This has been followed by total revenues of $17,385,569 and cash flows provided by operating activities of $6,161,521 in the first nine months of 2007. If cash flows provided by operations do not remain positive and increase the Corporation's liquid and unencumbered cash position, it could impact the Corporation's ability to pay its liabilities and/or exploit its business opportunities and fund growth. Consequently, the Corporation could in the future be dependent upon its ability to obtain additional financing either by debt, equity or other means. The ability of the Corporation to arrange such additional financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Corporation. In addition, pursuant to the terms of the Series Two Preferred Share, IAC/InterActiveCorp has significant control over the Corporation's ability to incur debt outside the ordinary course of business. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation.

If additional financing is raised by the issuance of common shares from the treasury of the Corporation, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and the repayment of interest payments upon such debt could have a negative impact on the cash flow of the Corporation. If adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a materially adverse effect on the Corporation.

Liabilities of the Corporation

As at September 30, 2007, the Corporation had outstanding consolidated current liabilities of $26,987,720 and consolidated total liabilities of $47,326,366, including the Preferred Shares. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Growth-related risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

U.S. securities laws compliance risks

In 2005, the Corporation registered its common shares under the U.S. Securities Exchange Act of 1934, as amended, and therefore became subject to a number of U.S. securities laws. For example, under SOX, the Corporation is required to undergo an audit of internal control over financial reporting. The Corporation allocated significant internal and external resources to its SOX compliance process in fiscal year 2006 and has and will continue to allocate significant resources in 2007. The process of complying with SOX may be more consuming of internal resources or more costly with external resources than anticipated. The Corporation may not be able to participate in additional business opportunities if the time or capital required to comply with U.S. securities laws greatly exceeds allocated resources. In addition, if the Corporation is ultimately unable to comply with U.S. securities laws, its business operations and prospects could be adversely affected.

Internet viability and system infrastructure and reliability

The widespread growth of internet usage has caused frequent interruptions and delays in transmitting and processing information and data over the internet. There can be no assurance that the internet infrastructure of the Corporation’s own network systems will continue to be able to support the demands placed on it by the continued growth of the internet, the loyalty industry or that of our customers.

The viability of the internet could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices surpass the internet as a viable channel for business transactions.

The end-consumers of the Corporation’s software depend on internet service providers, online-service providers and the Corporation’s infrastructure for access to the software solutions we provide to our partners. These services are subject to service outages and delays due to system failures, stability or interruption. Our loyalty partners may lose customers as a result of delays or interruption in service. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse affect on the Corporation’s business, revenues, operating results or financial condition.

Dependence on loyalty partners

For the nine months ended September 30, 2007, three of Points’ customers represented 67% (two customers in 2006 represented 51%) of the Corporation’s total revenue. The loss of one or all of these key loyalty partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Chargebacks

Chargebacks are any credit card transaction undertaken by an end-customer that is later reversed or repudiated. Points is subject to exposure in regard to chargebacks, which, if it occurs in high incidence, could result in penalties or eventual shut down of the payment method. As Points moves more actively to participate in its business relationships with loyalty partners as a Principal, this risk will be borne by the Corporation. Risk to the Corporation from chargebacks could exceed the margin of return to Points from the transaction being carried out. While Points has fraud control measures in place to minimize exposure, this factor could have a material adverse effect on its business, revenue, operating results and financial condition.

Contractual Performance Commitments and Guarantees

The Corporation, in some of its contractual relationships, has made commitments/guarantees on the number of miles/points it will process over the contract term of its agreements. The commitments/guarantees are measured annually on the anniversary date of the contracts. As a result, there is a risk that these commitments/guarantees may not be met, resulting in the Corporation incurring a financial outlay to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. There is a risk that in turn, the Corporation may have difficulty in selling this inventory which could have a material adverse effect on the Corporations, business, revenue, operating results and financial condition.

Foreign exchange

The Corporation’s financial results are reported in Canadian currency, which is subject to fluctuations in respect of currencies of the countries in which the Corporation operates, including U.S. dollars, British pounds sterling and Euros. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on the Corporation’s reported results. At present, the Corporation does not utilize any hedging programs to mitigate the Corporation’s currency risk. As a result, there can be no assurance that the Corporation will not experience currency losses in the future, which could have a material adverse effect on the Corporation’s business, revenue, operating results and financial condition.

Hiring and retaining employees

The Corporation’s future success is dependent upon certain key management and technical personnel. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Stock volatility

Over the past 12 months, the market price for the Corporation’s common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of the Corporation’s common shares may be adversely affected by various factors such as quarterly variations in revenue and operating results, signing or loss of a customer, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price of the Corporation’s common shares.

Although the Corporation’s common shares are listed and traded on the Toronto Stock Exchange and in the U.S. on the O.T.C. Bulletin Board (“OTCBB”), this should not imply that there will always be a liquid market in the Corporation’s common shares.

OUTLOOK

Points believes it has been a pioneer in the loyalty industry, with little or no competition from parties external to the loyalty programs themselves. To date, in 2007, the Corporation has signed on 4 new loyalty partners, renewed and strengthened relationships with 7 existing loyalty partners. Additionally, new functionality being added to its software offerings at the end of 2007 will broaden the products available and add to expected benefits in the future. Points continues to be optimistic about the Corporation’s position within the loyalty industry, and its ability to service new partners in Europe and Asia as well as new partners in non-travel business verticals.